May 11, 2026

Marc Voigt
Chief Executive Officer
IMMUTEP Ltd
Level 32, Australia Square
264 George Street, Sydney 2000
New South Wales, Australia

        Re: IMMUTEP Ltd
            Form 20-F for the period ended June 30, 2025
            Filed October 24, 2025
            File No. 001-35428
Dear Marc Voigt:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences